

November 16, 2011

Via E-mail
The Bank of Nova Scotia
Luc A. Vanneste
Executive Vice President and Chief Financial Officer
44 King St. West, Scotia Plaza 8th floor
Toronto, Ontario, Canada M5H 1H1

> **Re:** **The Bank of Nova Scotia**
> **Form 40-F**
> **Filed December 3, 2010**
> **Form 6-K**
> **Filed August 30, 2011**
> **File No. 002-09048**

Dear Mr. Vanneste:

We have reviewed your supplemental response and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 40-F, filed December 3, 2010
Exhibit 3 – Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 31 Reconciliation of Canadian and United States generally accepted accounting principles (GAAP), page 161

1. We note your response to prior comment 10 of our letter dated July 8, 2011. Please explain in greater detail how you have complied with the guidance in ASC 810 on the

presentation of comprehensive income related to the parent and non-controlling interest and refer to the example in ASC 810-10-55-4K. Also in an effort to present clear and transparent disclosures please revise your reconciliation to include the following line items:

- A subtotal of 'Net income available to common shareholders based on Canadian GAAP' and 'Non controlling interest in net income of subsidiaries based on Canadian GAAP'; and

- A subtotal of the line items 'Net income based on U.S. GAAP' and 'Net income attributable to non-controlling interest' that is presented similar to the example in ASC 810-10-55-4J.

Form 6-K, filed August 30, 2011
Exhibit 99.1 – Q3 2011 Third quarter results Report to Shareholders
Credit Risk related to certain European countries of current focus, page 10

2.   We note your disclosure on page 10 and that you had total exposure of C$1,477 million to banks in Portugal, Ireland, Spain, and Italy. Also, we note that you had Irish sovereign exposure of C$210 million. Please respond to the following and expand your disclosures in future filings, beginning with your 2011 Form 40-F, to address the following:

- Present the gross exposure (direct and indirect) you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses, etc.;

- Discuss any hedges and collateral maintained to arrive at your net exposure at the balance sheet date;

- Identify the extent to which the amounts presented are reduced by credit default swaps or similar products and the extent to which any reductions include the effect of credit default swaps or other protection purchased from entities within these countries of certain interest;

- Separately discuss, by country, and on a gross basis, the unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure;

- Clearly disclose whether the amounts presented are on a notional basis or fair value basis; and

- Please clarify if you have any credit derivatives purchased or sold related to these countries, and if so, how it is included in your gross and net amounts of exposure.

<u>Market Risk, page 10</u>

3.   We note your disclosure here that your daily trading losses were well within the range predicted by your 99% one-day VaR. Also, we note in your Report to Shareholders filed as exhibits to the Forms 6-K filed on March 8, 2011 and May 31, 2011 that your trading losses did not exceed VaR for both the first and second quarters of 2011. Please address the following:

- Given that from a statistical standpoint, using a 99% confidence level you would expect for your trading losses to exceed your VaR one out of every hundred days or roughly three times per year, revise your future filings to disclose why you believe your trading losses have not exceeded your VaR since September 18, 2008.

- Disclose in future filings how you determined your VaR model is still statistically appropriate in light of the fact that your trading losses have not exceeded your VaR since September 18, 2008.

- Address any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day VaR in 2010 and the nine-months ended July 31, 2011.

You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director